EXHIBIT 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of August 14, 2020, Applied Industrial Technologies, Inc. (the “Corporation”) had a single class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our Common Stock, without par value.
Description of Common Stock
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Code of Regulations (the “Regulations”), and would have an effect of delaying, deferring or preventing a change in control of the Certificate of Merger (the “Certificate”), which are filed as Exhibits 3.1, 3.2 and 4.1 to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part. We encourage you to read the Articles of Incorporation, the Regulations, the Certificate and the applicable provisions of Ohio General Corporation Act, Title 1701 of the Ohio Revised Code, for additional information.
Authorized Capital Shares
Our authorized capital shares consist of 80,000,000 shares of common stock, without par value (“Common Stock”), and 2,500,000 shares of preferred stock, without par value (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. Our Common Stock does not have cumulative voting rights.
Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.
Liquidation Rights
Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.
Other Rights and Preferences
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.
Provisions Affecting a Change of Control
The shareholders of the Corporation have adopted certain provisions of the Articles of Incorporation that could have the effect of delaying, deferring or preventing a change in control of the Corporation.
Article SEVENTH of the Articles of Incorporation imposes restrictions on certain “Business Combinations” (as defined therein) with any “Related Person”, generally any shareholder owning 20 percent or more of the outstanding voting power of the Corporation exercisable in the election of directors, and any Affiliate or Associate of the Related Person.
Article EIGHTH of the Articles of Incorporation requires prior shareholder authorization of any a “Control Share Acquisition.” "Control Share Acquisition" means the acquisition by any Person, of shares of the Corporation that, when added to all other shares of the Corporation in respect of which such Person may exercise or direct the exercise of voting power would first entitle such Person, immediately after such acquisition to exercise or direct the exercise of voting power of the Corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority of such voting power.
Listing
The Common Stock is traded on The New York Stock Exchange under the trading symbol “AIT.”